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                              March 27, 2023

       Utpal Koppikar
       Chief Financial Officer
       Atara Biotherapeutics, Inc.
       2380 Conejo Spectrum Street
       Suite 200
       Thousand Oaks, CA 91320

                                                        Re: Atara
Biotherapeutics, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-36548

       Dear Utpal Koppikar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       5. Out-license Agreements, page 109

   1. With respect to the Pierre Fabre Commercialization Agreement, we note your conclusion that the promises
within the agreement are not distinct because Pierre Fabre cannot benefit from the license
without the other services and vice versa, and that consequently, the license, manufacture
and supply, cell selection and participation in the JSC together form a single performance
obligation. Please explain to us how you considered the guidance in
                                                        ASC 606-10-25-19
through 25-21 in reaching your conclusion. As it specifically relates to the manufacture and
supply agreement, explain whether another company could
                                                        perform the
manufacturing services and how this impacts your determination as to whether the license is
capable of being distinct given that Pierre Fabre would appear to be able to benefit from
the license together with other resources that are readily available. In
 Utpal Koppikar
FirstName  LastNameUtpal
Atara Biotherapeutics, Inc. Koppikar
Comapany
March      NameAtara Biotherapeutics, Inc.
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
         this regard, we note your disclosure that following the minimum contract period of seven years from first commercial sale, the manufacturing responsibility could be transferred to a third party CMO or Pierre Fabre may elect to directly assume manufacturing responsibility. Please also explain how you determined the performance period over which revenue under this contract will be recognized to be 12 years.

7. Sale of ATOM Facility, page 113

2. You disclose that effective April 4, 2022 you entered into an asset purchase agreement with FUJIFILM Diosynth Biotechnologies California, Inc. (FDB) to sell all of the
         Company   s right, title and interest in and to certain assets related to your Atara T-Cell
         Operations and Manufacturing facility (ATOM Facility) located in Thousand Oaks,
         California for $100 million. You also indicate that this transaction included the transition of 136 of your ATOM Facility employees, assignment of the ATOM lease, and entry into a Master Services and Supply Agreement and related Statements of Work for the supply of your cell therapy products or product candidates that could extend for up to ten years.
         Please provide us with a detailed analysis supporting your accounting for each element of the transactions with FDB. Address the following in your response:

                Explain how you determined whether the ATOM Facility met the definition of a business and whether you accounted for the derecognition of the related assets under
              ASC 810-10 or ASC 610-20.
                Explain your consideration of ASC 360-10-40-2 as it relates to the sale of leased property.
                Explain your consideration of SAB Topic 5.E as it relates to your joint and several liability with respect to the ATOM lease.
3. As a related matter, please clarify for us the extent of your remaining manufacturing capabilities after the sale of the ATOM facility. In this regard, explain to us whether you consider the ATOM facility sale, in combination with the August 2022 reduction in force, the August 2022 termination of your Bayer agreement, the October 2022 sublease of office space and subsequent move of your corporate headquarters, and the December 2022 sale of a portion of your right to receive royalties and certain milestones under the Pierre
         Fabre Commercialization Agreement to be a strategic shift that would result in discontinued operations reporting under ASC 205-20.

8. Leases, page 113

4. We note that your Operating lease assets increased from $26,159 as of December 31, 2021 to $68,022 as of December 31, 2022. We also note a corresponding increase in your
         Operating lease liabilities from $28,100 at December 31, 2021 to $70,870 at December
         31, 2022. Please explain to us the reasons for these increases as it is not easily discernable from your disclosures. Please address the following in your response:
 Utpal Koppikar
Atara Biotherapeutics, Inc.
March 27, 2023
Page 3
                With respect to the sub-lease you entered into in November 2022 on your San
              Francisco office space, clarify whether you were relieved of the primary obligation under the original lease and explain your accounting basis. Refer to ASC 842-20-40-
              3.
                With respect to the assignment of the ATOM lease, you indicate that you are considered to be the sub-lessor and that the lease-related assets and liabilities for the
              ATOM Facility remain on your balance sheet. Clarify whether there was any change to your operating lease assets or liabilities as a result of the assignment of this lease.
                Quantify the impact of the operating lease embedded in the Fujifilm MSA.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameUtpal Koppikar                                 Sincerely,
Comapany NameAtara Biotherapeutics, Inc.
                                                                 Division of
Corporation Finance
March 27, 2023 Page 3                                            Office of Life
Sciences
FirstName LastName